Morgan Stanley	Free Writing Prospectus to Preliminary Terms No. 206 Registration Statement Nos. 333-275587; 333-275587-01 Dated November 29, 2023; Filed pursuant to Rule 433

Trigger PLUS Based on the Performance of Copper due December 9, 2025

This document provides a summary of the terms of the Trigger PLUS. Investors must carefully review the accompanying preliminary terms referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	December 9, 2025
Underlying commodity:	Copper grade A (“copper”). Bloomberg ticker symbol: LOCADY. The Bloomberg ticker symbol is being provided for reference purposes only. The commodity price on any trading day will be determined based on the price published by the relevant exchange.)
Payment at maturity per Trigger PLUS:

•   If the final commodity price is greater than the initial commodity price:

$1,000 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

•   If the final commodity price is less than or equal to the initial commodity price but is greater than or equal to the trigger level:

$1,000

•   If the final commodity price is less than the trigger level:

$1,000 x commodity performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 per Trigger PLUS, and will represent a loss of at least 20%, and possibly all, of your investment

Leveraged upside payment:	$1,000 × commodity percent increase × leverage factor
Leverage factor:	125%
Maximum payment at maturity:	$1,560 per Trigger PLUS (156% of the stated principal amount)
Trigger level:	80% of the initial commodity price.
Commodity percent increase:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	The commodity price on the pricing date, subject to adjustment for non-trading days and certain market disruption events
Final commodity price:	The commodity price on the valuation date, subject to adjustment for non-trading days and certain market disruption events
Commodity price:	For any trading day, the official cash offer price per tonne of copper grade A on the relevant exchange for the spot market, stated in U.S. dollars, as determined by the relevant exchange at approximately 12:00 p.m., London time, on such date.
Relevant exchange:	The London Metal Exchange
Valuation date:	December 4, 2025, subject to postponement for non-trading days and certain market disruption events
Commodity performance factor:	final commodity price / initial commodity price
Stated principal amount / issue price:	$1,000 per Trigger PLUS
Pricing date:	December 4, 2023
Original issue date:	December 7, 2023 (3 business days after the pricing date)
CUSIP / ISIN:	61774FCY6 / US61774FCY60
Preliminary terms:	sec.gov/Archives/edgar/data/895421/000095010323016810/dp203332_fwp-ps206.htm

Hypothetical Payout at Maturity1

Change in Underlying Commodity	Return on Trigger PLUS
+80.00%	56.00%
+70.00%	56.00%
+60.00%	56.00%
+50.00%	56.00%
+44.80%	56.00%
+40.00%	50.00%
+30.00%	37.50%
+20.00%	25.00%
+10.00%	12.50%
0.00%	0.00%
-10.00%	0.00%
-20.00%	0.00%
-21.00%	-21.00%
-30.00%	-30.00%
-40.00%	-40.00%
-50.00%	-50.00%
-60.00%	-60.00%
-80.00%	-80.00%
-100.00%	-100.00%

1All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Commodity

For more information about the underlying commodity, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Trigger PLUS

•	The Trigger PLUS do not pay interest or guarantee return of any principal.

•	The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity.

•	The market price of the Trigger PLUS will be influenced by many unpredictable factors.

•	The Trigger PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the Trigger PLUS is not linked to the price of the underlying commodity at any time other than the valuation date.

•	Investing in the Trigger PLUS is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Trigger PLUS in the original issue price reduce the economic terms of the Trigger PLUS, cause the estimated value of the Trigger PLUS to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the Trigger PLUS is approximately $969.60 per Trigger PLUS, or within $39.60 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Trigger PLUS.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.

•	The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.

Risks Relating to the Underlying Commodity

•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

•	Investments linked to a single commodity, such as copper, are subject to sharp fluctuations in commodity prices, and the price of copper may change unpredictably and affect the value of the Trigger PLUS in unforeseen ways.

•	There are risks relating to the trading of metals on the London Metal Exchange.

•	Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Trigger PLUS.

•	Legal and regulatory changes could adversely affect the return on and value of the Trigger PLUS.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS, and you should consult your tax adviser.